Contact

www.linkedin.com/in/michael-ramsey-4931514 (LinkedIn)
www.gotomeeting.com (Company)
www.gotomypc.com (Company)
www.citrixonline.com (Company)

Top Skills

Software Development
Agile Methodologies
SaaS

Certifications

Leading in Uncertain Times
Communicating Internally during Times of Uncertainty
Inclusion During Difficult Times

Michael Ramsey

Chief Information Security Officer and VP of Engineering Services
Santa Barbara-Santa Maria Area

Summary

A proven strategic and technical leader who plans, coordinates, audits, directs and designs all security and operational activities of the IT department in support of mission-critical business operations. An outstanding negotiator with a strong work ethic and proven history of building and motivating high performance teams. Business development and technical management experience is extensive and diverse: public/private clouds, Cisco, Arista, Juniper routers and switches, storage area networks (SAN), SaaS, VOIP, CLEC creation, project management, financial planning, regulatory compliance, vendor management, denial of service (DDOS), LDAP, Active Directory, DevOPS, Shell, load balancing, Oracle, MySQL, Postgres, business process and staff development. Results oriented problem solver, data driven senior professional who loves technical details and turning vision into action.

I am also a mentor for an FRC team 5818.

Experience

BSG
Chief Information Security Officer
November 2022 - Present (2 months)
Santa Barbara, California, United States

Employbridge
Chief Informattion Security Officer and Vice President of Information Technology
March 2014 - November 2022 (8 years 9 months)
Santa Barbara, California Area

I plan, coordinate, audit, direct, and design all security and operational activities of the IT department, as well as provide direction and support for IT solutions that enhance mission-critical business operations. I collaborate directly with the executive management team and decision makers in other

departments to identify, recommend, develop, implement, and support cost-effective technology solutions for all aspects of the organization.

Citrix

10 years 9 months

Sr. Director of Technical Operations

April 2011 - March 2014 (3 years)

Citrix Systems, Santa Barbara, CA, the cloud company that enables mobile work styles—empowering people to work and collaborate from anywhere, securely accessing apps and data on any of the latest devices, as easily as they would in their own office.

Responsibilities include:

• Ownership of SaaS application service levels of 99.9%.

• Development and maintenance of long-term IT strategic vision for all S.a.a.S. infrastructure operations.

• Manage technical operations team, consisting of over 100 team members in 3 countries with 16 datacenters and 8 billion minutes of audio conferencing.

• Accountable for capital and expense budgeting with budgets in excess of $50M.

• Responsible for end-to-end management and maintenance of all customer facing infrastructure.

• Management of datacenter, co-location, cloud and hybrid-cloud operations.

• Management of all major vendor contracts.

• Participated in legal defense against patent trolls.

• Developed disaster recovery plans for numerous products.

• Drove the creation of Citrix Communications entity a CLEC.

• Accountable for procurement, maintenance contract management, configuration standards, security, remote access, change management, disaster recovery testing, deployment, maintenance and support.

• Development and management of complex global business relationships

• Established a NOC, PMO, iSOC, Storage and DBA practice.

Director of Operations

July 2003 - March 2011 (7 years 9 months)

Supply Solution Inc.

Director of Operations

January 1998 - July 2003 (5 years 7 months)

Education

Santa Barbara City College

Associate of Arts (A.A.), Science and Mathematics Emphasis · (1985 - 1986)